Filed Pursuant to Rule 424(B)(3)
Registration File No. 333-221307

PROSPECTUS SUPPLEMENT NO. 1

CHENIERE CORPUS CHRISTI HOLDINGS, LLC

PROSPECTUS SUPPLEMENT NO. 1 DATED DECEMBER 18, 2017

TO THE PROSPECTUS DATED NOVEMBER 24, 2017

This Prospectus Supplement No. 1 supplements our Prospectus dated November 24, 2017 with the following attached Current Report on Form 8-K, as filed with the U.S. Securities and Exchange Commission on December 18, 2017.

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 1.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus.

Please read “Risk Factors” beginning on page 24 of the Prospectus for a discussion of certain risks that you should consider prior to tendering your outstanding Old Notes in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus, as supplemented by this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is December 18, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2017

CHENIERE CORPUS CHRISTI HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-215435	47-1929160
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

700 Milam Street, Suite 1900 Houston, Texas		77002
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 375-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01 Entry Into a Material Definitive Agreement.

EPC Contract. Corpus Christi Liquefaction, LLC (“CCL”), a wholly owned subsidiary of Cheniere Corpus Christi Holdings, LLC, has entered into an Amended and Restated Fixed Price Separated Turnkey Agreement for the Engineering, Procurement and Construction of the Corpus Christi Stage 2 Liquefaction Facility dated December 12, 2017 (the “EPC Contract (T3)”) with Bechtel Oil, Gas and Chemicals, Inc. (“Bechtel”) that amends and replaces the previously existing contract entered into on December 6, 2013.

Parent Guarantee. Bechtel Global Energy, Inc. guarantees Bechtel’s obligations under the EPC Contract (T3).

Scope of Work. The work to be performed by Bechtel pursuant to the EPC Contract (T3) includes procurement, engineering, design, installation, training, commissioning and placing into service of the stage 2 natural gas liquefaction facility being developed near Corpus Christi, Texas consisting of one liquefaction train with an expected nominal production capacity, which is prior to adjusting for planned maintenance, production reliability and potential overdesign, of approximately 4.5 mtpa, one LNG storage tank, the completion of the second berth and related facilities.

Contract Price. The EPC Contract (T3) provides that CCL will pay Bechtel a “Contract Price” of approximately $2.36 billion. The Contract Price is only subject to adjustment by change order.

Bechtel Change Orders. The EPC Contract (T3) entitles Bechtel to a change order amending its rights and obligations to the extent it is adversely affected by any of the following: (i) a change in law, (ii) certain acts or omissions of CCL, (iii) force majeure, (iv) acceleration of work by CCL, (v) CCL’s request for an increase in coverage under the letter of credit to cover increases in the Contract Price as a result of change orders, (vi) delay in delivery of insurance proceeds in the case of insured loss, (vii) suspension of work ordered by CCL, (viii) CCL’s issuance of notice to proceed after July 5, 2018, (ix) CCL’s issuance of certain, pre-defined limited notices to proceed after specified dates prior to July 5, 2018, (x) subsurface soil conditions materially different from those described in the geotechnical studies, (xi) discovery of hazardous materials for which CCL is responsible, (xii) physical damage caused by a third party not under Bechtel’s control, (xiii) landowner agreements provided to Bechtel after the contract date, and (xiv) other specified reasons in the EPC Contract (T3).

CCL Change Orders. The EPC Contract (T3) entitles CCL to a change order unilaterally up to certain thresholds and thereafter upon request provided that agreement is reached on any changes to the contract price, project schedule, design, payment schedule, minimum acceptance criteria, performance guarantee and any other obligation of Bechtel under the EPC Contract (T3).

Warranty. Bechtel warrants that (i) the equipment will be new (unless otherwise specified in the EPC Contract (T3)) and of good quality, (ii) the work and the equipment will meet the requirements of the EPC Contract (T3), including good engineering and construction practices and applicable laws, codes and standards, and (iii) the work and the equipment will be free from encumbrances to title.

Until 18 months after substantial completion of the liquefaction train, Bechtel will be liable to promptly correct any work that is found defective.

Minimum Acceptance Criteria Not Achieved. If the liquefaction train fails to achieve 95% of the performance guarantee set forth in the EPC Contract (T3) (the “minimum acceptance criteria”) by the guaranteed substantial completion date, then (i) substantial completion of the liquefaction train will not occur and (ii) Bechtel will pay delay liquidated damages. In addition, Bechtel is required to attempt for 10 months thereafter to correct the work to enable the liquefaction train to achieve the minimum acceptance criteria and otherwise achieve substantial completion. If the liquefaction train has not achieved the minimum acceptance criteria and substantial completion at the end of this 10-month period, then CCL will have the option of either (i) granting Bechtel an additional 10-month correction period or (ii) declaring a Bechtel default.

Performance Liquidated Damages. If the liquefaction train has not achieved the performance guarantee within a specified period after the guaranteed substantial completion date, then Bechtel is required to pay the applicable performance liquidated damages.

Delay Liquidated Damages. If substantial completion of the liquefaction train occurs after the guaranteed substantial completion date, Bechtel will pay CCL delay liquidated damages at the applicable daily rate as defined in the EPC Contract (T3) until substantial completion of the liquefaction train occurs; provided that, if substantial completion occurs within an initial grace period following the guaranteed substantial completion, no delay liquidated damages would be owed.

Schedule Bonus. Bechtel will be entitled to receive specified bonuses for timely substantial completion of the liquefaction train.

Termination by CCL for Bechtel Default. If Bechtel (i) fails to timely commence the work, (ii) abandons the work, (iii) fails to materially comply with its material obligations, (iv) makes an assignment that is not permitted, (v) fails to maintain required insurance, (vi) materially disregards applicable law or applicable standards and codes, or (vii) an insolvency event occurs with respect to Bechtel or its guarantor, then CCL will have the right to require that Bechtel cure such default. If Bechtel fails to cure such default, or if Bechtel or its guarantor experiences an insolvency event, CCL, without prejudice to its other rights, may terminate the EPC Contract (T3).

Termination by CCL for Convenience. CCL will also have the right to terminate the EPC Contract (T3) for its convenience. If such termination occurs prior to the issuance of the notice to proceed (“NTP”), Bechtel will be paid a lump sum of between $1 million and $2.5 million depending on the termination date and CCL shall owe Bechtel the mutually agreed amount set forth in any pre-defined limited notice to proceed that has been issued. If such termination occurs following NTP, Bechtel will be paid (i) the portion of the Contract Price for the work performed, (ii) costs reasonably incurred by Bechtel on account of such termination and demobilization, and (iii) a portion of the unpaid portion of the Contract Price depending on the termination date (not to exceed $30 million).

Termination by Bechtel for CCL Default. If CCL (i) fails to pay any undisputed amount, (ii) fails to materially comply with any of its material obligations, or (iii) experiences an insolvency event, then Bechtel has the right to provide written notice demanding that such CCL default be cured. If CCL fails to cure such default or CCL experiences an insolvency event, Bechtel may terminate the EPC Contract (T3).

Termination in the Event of an Extended Force Majeure. If one force majeure event causes suspension of a substantial portion of the work for more than 100 consecutive days or any one or more force majeure events causes suspension of a substantial portion of the work for a period exceeding 180 days in the aggregate during any continuous 24-month period, then either party may terminate the EPC Contract (T3).

Termination in the Event of Delayed Notice to Proceed. If CCL fails to issue the notice to proceed by February 15, 2020, then either party may terminate the EPC Contract (T3), and Bechtel will be paid costs reasonably incurred by Bechtel on account of such termination and a fixed amount of $5 million.

Limitation on Bechtel’s Liability. Bechtel’s liability is limited as specified in the EPC Contract (T3), except that this limit does not apply to certain indemnification obligations, to Bechtel’s title warranty, or to Bechtel’s obligation to complete all work required to ensure that each liquefaction train is ready to receive natural gas and produce LNG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHENIERE CORPUS CHRISTI HOLDINGS, LLC

Date: December 18, 2017	By:	/s/ Michael J. Wortley
	Name:	Michael J. Wortley
	Title:	President and Chief Financial Officer